

16021747

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28164

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2015 (MM/DD/YY) AND ENDING 06/30/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PROSPERA FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5429 LBJ FREEWAY, SUITE 400
(No. and Street)

DALLAS	TEXAS	75240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CASSANDRA GALVAN 972-581-3029
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRAD A. KINDER, CPA
(Name – *if individual, state last, first, middle name*)

815 PARKER SQUARE	FLOWER MOUND	TEXAS	75028
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID STRINGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PROSPERA FINANCIAL SERVICES, INC., as of JUNE 30, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



NOTARY PUBLIC
STATE OF TEXAS
Patty Vaughn
Commission Expires
08-26-2016

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 Parker Square • Flower Mound, TX 75028
972-899-1170 • Fax 972-899-1172

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Prospera Financial Services, Inc.

We have audited the accompanying statement of financial condition of Prospera Financial Services, Inc. (a Texas corporation) as of June 30, 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prospera Financial Services, Inc. as of June 30, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Prospera Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Prospera Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.



BRAD A. KINDER, CPA

Flower Mound, Texas
August 25, 2016

PROSPERA FINANCIAL SERVICES, INC.
Statement of Financial Condition
June 30, 2016

Assets

Cash and cash equivalents	$	6,457,367
Commissions receivable		1,765,894
Receivables and advances - related parties		36,759
Other receivables		66,709
Prepaid expenses		618,483
Clearing deposits		200,409
Forgivable notes receivable		761,442
Non-marketable securities		11,000
Intangible assets, net		207,602
TOTAL ASSETS	$	10,125,665

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable	$	65,256
Accrued compensation and related expenses		3,201,564
Accrued expenses		620,208
Income taxes payable		186,689
Unfunded forgivable notes receivable		60,000
Business acquisition payable		96,356
Total Liabilities		4,230,073
Stockholders' Equity		
Preferred stock, 1,000,000 shares authorized, none designated, issued or outstanding		-
Common stock, no par value, 1,000,000 shares authorized, 120,000 shares issued, and 86,664 shares outstanding		38,272
Non-voting common stock, no par value, 100,000 shares authorized, 5,482 shares issued and outstanding		254,594
Additional paid-in capital		379,339
Retained earnings		5,247,399
Treasury stock, 33,336 shares at cost		(24,012)
Total Stockholders' Equity		5,895,592
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	10,125,665

See notes to financial statements.

PROSPERA FINANCIAL SERVICES, INC.
Statement of Income
Year Ended June 30, 2016

Revenue	
Securities commissions	$ 12,240,432
Insurance commissions	7,464,048
Mutual fund commissions	5,596,633
Management and advisory fees	17,560,285
Other	510,129
Total Revenue	43,371,527
Expenses	
Compensation and related costs	36,038,054
Clearing costs	786,120
Communications	1,051,274
Conferences and training	257,290
Errors and bad debts	121,428
Fees paid to money managers	483,960
Management fees paid to related parties	196,703
Occupancy and equipment costs	854,233
Promotional	140,907
Professional fees and services	716,081
Regulatory fees	427,433
Other expenses	539,924
Total Expenses	41,613,407
Net income before provision for income taxes	1,758,120
Current income taxes - federal	645,217
- states	40,206
Total current provision for income taxes	685,423
NET INCOME	$ 1,072,697

See notes to financial statements.

PROSPERA FINANCIAL SERVICES, INC.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2016

	Preferred Shares Issued	Common Shares Issued	Non-Voting Common Shares Issued	Treasury Shares	Common Stock	Non-Voting Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balances at June 30, 2015	-	120,000	5,482	33,336	$ 38,272	$ 254,594	$ 379,339	$ 4,174,702	$ (24,012)	$ 4,822,895
Net income	-	-	-	-	-	-	-	1,072,697	-	1,072,697
Balances at June 30, 2016	-	120,000	5,482	33,336	$ 38,272	$ 254,594	$ 379,339	$ 5,247,399	$ (24,012)	$ 5,895,592

See notes to financial statements.

PROSPERA FINANCIAL SERVICES, INC.
Statement of Cash Flows
Year Ended June 30, 2016

Cash Flows From Operating Activities:	
Net income	$ 1,072,697
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization and purchase price adjustment	123,906
Forgivable notes compensation	381,143
Change in assets and liabilities	
Increase in commissions receivable	(281,194)
Decrease in receivables and advances - related parties	65,907
Decrease in other receivables	28,601
Increase in prepaid expenses	(483,590)
Increase in clearing deposits	(1)
Increase in forgivable notes receivable, net	(670,665)
Decrease in non-marketable securities	39,099
Decrease in accounts payable	(38,872)
Increase in accrued compensation and related expenses	132,150
Increase in accrued expenses	53,763
Decrease in income taxes payable	(47,497)
Net cash provided by operating activities	375,447
Cash Flows From Financing Activities:	
Payments on business acquisition payable	(76,252)
Net cash used in financing activities	(76,252)
Net increase in cash and cash equivalents	299,195
Cash and cash equivalents at beginning of year	6,158,172
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 6,457,367

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Income taxes paid - federal	$ 603,723
- states	$ 129,197

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Prospera Financial Services, Inc. (Company) was organized in 1982 as a Texas corporation and is a majority owned subsidiary of Prospera Holdings, LLC (Parent), a Texas limited liability company. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and as a registered investment advisor. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation (SIPC). The Company is also registered as an introducing broker with the Commodities Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA).

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker-dealer, will clear securities transactions on behalf of customers on a fully disclosed basis through clearing broker-dealers, and promptly transmit all customer funds and securities to the clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers and maintain and preserve all related books and records as are customarily kept by a clearing broker-dealer.

The Company is an independent full service broker-dealer, investment advisor and support organization for independent financial representatives. The Company's operations consist primarily of providing securities brokerage, insurance brokerage, directly and through a related party, and management and investment advisory services to individuals located throughout the United States. The Company's headquarters are in Dallas, Texas with independent branch offices throughout the United States.

Significant Accounting Policies:

Use of Estimates

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PROSPERA FINANCIAL SERVICES, INC.
Notes to Financial Statements
June 30, 2016

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Forgivable notes receivable are valued at the future expected compensation expense, net of compensation expensed, interest, and repayments, which approximates fair value.

Non-marketable securities are valued at cost which approximates fair value.

Intangible assets are valued at the acquisition cost, net of purchase price adjustments and amortization, which approximates fair value.

Substantially all the Company's other financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

Cash Equivalents

Money market funds and highly liquid investments, generally certificates of deposit with an original maturity of three months or less, are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Forgivable Notes Receivable / Unfunded Forgivable Notes Receivable

Forgivable notes receivable consist of amounts paid and committed to independent financial representatives of the Company as retention bonuses, net of compensation expensed, amounts forgiven or repaid over the term of the note. The retention bonuses are considered earned and the notes are canceled/forgiven as certain production or asset requirements are achieved. The Company recognizes compensation expense on a straight line basis over the period the retention bonuses are earned and notes forgiven. The notes receivable are required to be repaid with interest on unearned amounts.

Unfunded forgivable notes receivable are amounts committed to independent financial representatives of the Company as retention bonuses. These commitments are funded as certain production or asset requirements are achieved and are expensed as compensation when earned over the same production term of initially funded amounts.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Non-Marketable Securities

Non-marketable securities are recorded at the lower of cost or fair value. The increase or decrease in fair value is credited or charged to operations.

Intangible Assets

Intangible assets represent the fair value of identifiable intangible assets acquired in a business acquisition consisting primarily of transferring independent financial representatives and the related customer accounts. Intangible assets may become impaired in the future. The determination of fair value for intangible assets requires the Company to make estimates and assumptions. Management assesses potential impairment of intangible assets on an annual basis or when events or changes in circumstances that indicate the carrying amount may be impaired. Management's judgments regarding the existence of impairment indicators and future cash flows related to intangible assets are based on operational performance and cash flows of the acquired business, market conditions and other factors.

Future events could cause management to conclude that intangible assets associated with the business acquired are impaired. Any resulting impairment loss could have an adverse impact on the Company's results of operations and cash flows. The Company has determined that no amount of intangible assets was impaired at June 30, 2016.

Intangible assets are amortized on a straight-line basis over the estimated useful lives of five years.

Treasury Stock

Treasury stock is accounted for using the cost method.

Securities Transactions and Securities Commissions

Securities transactions, general securities commissions, and the related expenses are recorded on the trade date as securities transactions occur. Securities commissions also include commissions on bonds and alternative products, interest rebates on customer accounts and other revenue related to customer accounts which is recorded on the trade date or is accrued as earned.

Insurance Commissions

Insurance commissions are primarily related to variable annuity products earned directly and through a related party insurance agency. Insurance commissions and the related expenses are recorded on insurance products when the policies are funded by the customer and accepted by the insurance company and on contracts that remain in force, trail fees and renewal commissions are accrued as earned.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Mutual Fund Commissions

Mutual fund commissions and the related expenses are recorded on the trade date. Mutual fund trail fees are accrued as earned.

Management and Advisory Fees

Management and advisory fees are earned based on contractual percentages of customer assets under management. Management and advisory fees and the related expenses are recorded during the period in which the services are rendered.

Stock-Based Compensation

The Company expenses the fair value of stock-based compensation awards to employees pursuant to FASB ASC 718. Due to an absence of an active market for the Company's common stock, the fair value of stock-based compensation awards is determined by the Company at each stock issuance date. There were no stock-based compensation awards to employees during the year ended June 30, 2016.

Retention Bonuses

The Company recognizes compensation expense related to retention bonuses on a straight-line basis over the retention period, subject to the independent financial representatives continuous registration and affiliation with the Company.

Income Taxes

The Company is included in the consolidated federal income tax return and combined Texas franchise return of its Parent. Federal and Texas income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting provision or benefit for income taxes realized by the Company is recorded as receivable from or payable to the Parent.

The Company is also subject to various other state income and franchise taxes.

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of June 30, 2016, open Federal tax years include the tax years ended June 30, 2013 through June 30, 2015.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital provisions of Regulation 1.10(d)(2) of the Commodities Futures Trading Commission Act of 1974, and is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2016, the Company had net capital of $3,992,239, which was $3,643,059 in excess of the required net capital of $349,180. The Company's ratio of aggregate indebtedness to net capital was 1.31 to 1.

Note 3 - Forgivable Notes Receivable

Forgivable notes receivable totaling $761,442, less any unearned amounts required to be repaid, will be forgiven and recorded as compensation when earned over the next four years as follows:

2017	$ 388,468
2018	253,304
2019	117,831
2020	1,839
Total	$ 761,442

Compensation expense related to forgivable notes receivable totaled $381,143 during the year ended June 30, 2016.

Note 4 - Business Acquisition / Intangible Assets / Business Acquisition Payable

The Company completed a business acquisition of TCA Financial Group, LLC, a North Carolina broker-dealer, in June 2013; whereby, the Company acquired intangible assets consisting primarily of transferring independent financial representatives and the related customer accounts. No tangible assets were acquired or any liabilities assumed. The fair value of the intangible assets acquired was based on management's estimate. There was no goodwill or excess of the purchase price over the fair value of the intangible assets acquired. Customer relationships are generally recognized by the Company to belong to the independent financial representatives that transferred to the Company as part of this agreement; therefore, if such representatives were to terminate their relationship with the Company, the customer accounts may leave the Company and impair the intangible assets acquired.

Note 4 - Business Acquisition / Intangible Assets / Business Acquisition Payable (continued)

At June 30, 2016, intangible assets are recorded at the initial acquisition cost of $578,139, less cumulative purchase price adjustments of $35,480 and accumulated amortization of $335,057 for a net of $207,602. For the year ended June 30, 2016, purchase price adjustments and amortization were $20,105 and $103,801; respectively.

The Company has a remaining business acquisition payable at June 30, 2016 of $96,356 subject to certain conditions, originally payable in 36 monthly payments beginning July 2014. The remaining amount due is non-interest and payable during the year ending June 30, 2017.

Note 5 - Transactions with Clearing Broker-Dealers

The Company has clearing agreements with two national clearing broker-dealers, First Clearing Corp, LLC (FC) and Pershing LLC (Pershing), to provide clearing, execution and other related securities services. There is a minimum clearing and execution fee of $10,000 per month under the FC clearing agreement and $25,000 per quarter under the Pershing clearing agreement. The agreements also require the Company to maintain a minimum of $100,000 in a deposit account with each of the two clearing broker-dealers. There are annual decreasing termination fees ($450,000 at June 30, 2016) to the Company if the FC agreement is terminated by the Company before September 30, 2018.

PROSPERA FINANCIAL SERVICES, INC.
Notes to Financial Statements
June 30, 2016

Note 6 – Commitments and Contingencies

Operating Lease

The Company leases its corporate headquarters office space under a non-cancelable operating lease expiring November 2019. Future minimum lease commitments for each of the years ending June 30 are as follows:

2017	$ 249,609
2018	256,289
2019	107,715
Thereafter	-
	$ 613,613

Rent expense for the year totaled $262,270.

The Company has a number of branch offices throughout the United States. All of the branch office leases are in the name of the individual branch and the Company has no commitments or guarantees related to branch office leases.

Unfunded Forgivable Notes Receivable

The Company has committed to fund $60,000 in retention bonuses to one independent financial representative of the Company when certain production or asset requirements are achieved.

Retention Bonuses

The Company has committed to pay retention bonuses to certain independent financial representatives in the amount of $112,329 for each of the three years ending June 30, 2017 through June 30, 2019, totaling $336,987.

Contingencies

The Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. As of June 30, 2016, the Company has three arbitration claims filed against it. The nature of these claims is related to the Company's activities in the securities industry. The arbitration claims filed seek material amounts in damages totaling approximately $1 million plus costs and other damages. No evaluation of the likelihood of an outcome or reasonable estimate of range or potential loss can be made by legal counsel on the arbitration claims. The Company intends to vigorously defend itself against these actions; however, the ultimate outcome of these and any other actions against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 7 - Profit Sharing Plan

Prospera Financial Services 401(k) Profit Sharing Plan (Plan), to which both the Company and eligible employees may contribute, was established effective April 1, 2000. The Plan is on a calendar year with employee entrance dates after the completion of 1,000 hours of service on January 1 and July 1. Company contributions are voluntary and at the discretion of the board of directors.

Employee salary deferral contributions and earnings on such contributions are 100% vested. Company matching and profit sharing contributions are subject to a vesting schedule over a six year period.

For the year ended June 30, 2016, Company matching and profit sharing contributions totaled $44,554 and $155,211, respectively, and the Company incurred $5,447 in expenses related to the Plan. These contributions and expenses are recorded as compensation and related costs in the accompanying statement of income.

Note 8 - Stock Appreciation Rights Plan

The Company has a Stock Appreciation Rights Plan which allows the board of directors to grant units to employees and/or independent financial representatives of the Company. The units, if granted, have a vesting schedule and if a triggering event, as defined, occurs, the employees and/or independent financial representatives will be entitled to up to a maximum of 10% of the net proceeds, as defined, realized as a result of the triggering event. No triggering events have occurred as of June 30, 2016.

Note 9 - Income Taxes

The Company is included in the consolidated federal income tax return and combined Texas franchise return of its Parent. Federal and Texas income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting provision or benefit for income taxes realized by the Company is recorded as a receivable from or payable to the Parent. At June 30, 2016, $130,091 and $4,166 totaling $134,257, is payable to Parent for separate federal and Texas income taxes; respectively, and is included in income taxes payable.

The Company is also subject to various other state income and franchise taxes as a separate company. At June 30, 2016, $52,432 is payable for these other state taxes and is included in income taxes payable.

The current federal income tax provision differs from the expense that would result from applying federal statutory rates to net income before income taxes primarily due to permanent non-deductible expenses and book amortization in excess of tax amortization. There are no material deferred tax assets or liabilities.

Note 10 - Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of customer securities transactions on a fully disclosed basis with its clearing broker-dealers. The clearing broker-dealers carry accounts of the Company's customers and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill their contractual obligations wherein the clearing broker-dealers may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealers.

The Company has cash held at three national banks, totaling approximately $4.9 million or 48% of the Company's total assets. Cash held in two banks are in excess of the FDIC insurance of $250,000 creating a credit risk of approximately $4.2 million at June 30, 2016. Cash balances fluctuate on a daily basis.

The Company has cash and cash equivalents, commissions receivable, and a clearing deposit held by and due from FC, its primary clearing broker-dealer, of $729,992, $930,462, and $100,408, respectively, totaling $1,760,862 or approximately 17% of total assets at June 30, 2016. The Company has cash and cash equivalents, commissions receivable, and a clearing deposit held by and due from Pershing of $881,675, $12,809, and $100,001, respectively, totaling $994,485 or approximately 10% of total assets at June 30, 2016.

Note 11 - Related Party Transactions

The Company, its Parent, and other related companies are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

Receivables and advances – related parties totaling $36,759 are unsecured, non-interest bearing, and primarily due from related party entities and independent financial representatives of the Company.

Included in income taxes payable at June 30, 2016, is $130,091 and $4,166; totaling $134,257 due to its Parent for separate Company federal and Texas income taxes; respectively.

The Company has sixteen forgivable notes receivable totaling $761,442 from independent financial representatives of the Company, which will be forgiven and recorded as compensation, less any unearned amounts required to be repaid, over the next four years. $60,000 in forgivable notes receivable are committed and unfunded at June 30, 2016. Compensation expense recognized and related notes receivable forgiven totaled $381,143 during the year.

The Company earned $4,137,453 in insurance commissions on the sale and marketing of customer insurance policies sold and trail fees on policies that remain in force through independent financial representatives dually licensed with a related party insurance agency. $499,465 is due from this related party at June 30, 2016 and is included in commissions receivable in the accompanying statement of financial condition.

Management fees incurred and paid by the Company during the year to related party companies totaled $196,703. $183,171 were incurred to the related party insurance agency and $13,532 to another related party. The management fees are incurred at the discretion of the Company primarily for insurance agency management services and office equipment provided by the other related party. Management fees incurred for these services and transactions are not consummated on terms equivalent to those in arms-length transactions.

The Company entered into an Asset Rental Agreement with its Parent, effective December 31, 2015; whereby, Parent provides the use of property to the Company at $5,000 per month. Substantially all of the property used by the Company, consisting of office furniture and equipment, not directly leased by the Company is provided by Parent under this Agreement. The Agreement is for a one year term expiring December 31, 2016; however, unless either party provides notice, the Agreement is automatically extended an additional year. The Company incurred and paid rental expense under this Agreement of $30,000 for the year.

PROSPERA FINANCIAL SERVICES, INC.
Notes to Financial Statements
June 30, 2016

Note 12 - Subsequent Events

In August 2016, two additional arbitration claims were filed against the Company. The nature of these claims is related to the Company's activities in the securities industry. The arbitrations filed seek material amounts in damages totaling $900,000 plus costs and other unspecified damages. No evaluation of the likelihood of an outcome or reasonable estimate of range or potential loss, if any, can be made.

Management has evaluated the Company's events and transactions that occurred subsequent to June 30, 2016, through August 25, 2016, the date which the financial statements were available to be issued.

Schedule I

PROSPERA FINANCIAL SERVICES, INC.
Supplemental Information Pursuant to Rule 17a-5
June 30, 2016

Computation of Net Capital

Total stockholders' equity qualified for net capital	$ 5,895,592
Deductions and/or charges	
Non-allowable assets:	
Commissions receivable	196,335
Receivables and advances - related parties	36,759
Other receivables	66,709
Prepaid expenses	618,483
Forgivable notes receivable	761,442
Non-marketable securities	11,000
Intangible assets, net	207,602
Total deductions and/or charges	1,898,330
Net capital before haircuts on securities positions	3,997,262
Haircuts on securities:	
Cash equivalents	5,023
Total haircuts on securities	5,023
Net Capital	$ 3,992,239
Aggregate indebtedness	
Accounts payable	$ 65,256
Accrued compensation and related expenses	3,201,564
Accrued expenses	620,208
Income taxes payable	186,689
Unfunded forgivable notes receivable	60,000
Business acquisition payable	96,356
Contingent liabilities	1,007,619
Total aggregate indebtedness	$ 5,237,692
Computation of basic net capital requirement	
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 349,180
Net capital in excess of minimum requirement	$ 3,643,059
Ratio of aggregate indebtedness to net capital	1.31 to 1.00

Reconciliation of Computation of Net Capital and Aggregate Indebtedness

The above computation of net capital does not differ from the computation of net capital under Rule 15c3-1 as of June 30, 2016 as filed by Prospera Financial Services, Inc. on Form X-17A-5. Accordingly, no reconciliation is necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of the Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Prospera Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Prospera Financial Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Prospera Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3:(2)(ii) (the "exemption provisions") and (2) Prospera Financial Services, Inc. stated that Prospera Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. Prospera Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Prospera Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



BRAD A. KINDER, CPA

Flower Mound, Texas
August 25, 2016


PROSPERA
FINANCIAL SERVICES

EXEMPTION REPORT

Prospera Financial Services, Inc., (Company) is a registered broker-dealer subject to Rule 17-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k):(2)(ii)

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year, except as follows:

a. **Customer funds received in a branch office on October 26, 2015 were not forwarded to the corporate office until October 28, 2015. Funds were received in the corporate office and forwarded to the clearing broker-dealer via electronic deposit into the customer's account on November 2, 2015.**

b. **Customer funds received in a branch office on January 19, 2016 were not forwarded to the corporate office until February 3, 2016. Funds were received in the corporate office and forwarded to the clearing broker-dealer via electronic deposit into the customer's account on February 4, 2016.**

c. **Customer funds received in a branch office on January 21, 2016 were not forwarded to the corporate office until January 27, 2016. Funds were received in the corporate office and forwarded to the clearing broker-dealer via electronic deposit into the customer's account on January 29, 2016.**

d. **Customer funds received in a branch office on February 9, 2016 were not forwarded to the corporate office until February 11, 2016. Funds were received in the corporate office and forwarded to the clearing broker-dealer via electronic deposit into the customer's account on February 16, 2016.**

e. **Customer funds received in a branch office on February 19, 2016 were not forwarded to the corporate office until February 22, 2016. Funds were received in the corporate office and forwarded to the clearing broker-dealer via electronic deposit into the customer's account on February 23, 2016.**

5429 LBJ Freeway • Suite 400 • Dallas, TX 75240 • Phone: (972) 581-3000 • Fax: (972) 581-3001 • member FINRA/SIPC

f. **Customer funds received in the corporate office from a branch office on April 26, 2016 were inadvertently returned to the branch office. Customer funds were returned to the corporate office and forwarded to the clearing broker-dealer via electronic deposit into the customer's account on May 10, 2016.**

g. **Customer funds received in a branch office on May 23, 2016, were not forwarded to the custodian until May 25, 2016.**

Prospera Financial Services, Inc.

I, David Stringer, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: ______________________

Title: President

August 25, 2016